02049236

VIROTEC International Ltd
A.B.N. 81 004 801 398

PO Box 188
Sanctuary Cove
Queensland 4212
Phone 61 7 5530 8014
Fax 61 7 5530 8052
mail@virotec.com
www.virotec.com

26 July 2002

File No. -82-5090

U.S Securities Exchange Commission
Attn: Filing Desk
450 Fifth Street
Washington DC 20549
USA

Dear Sir or Madam:

Re: Submission by Virotec International Ltd under Rule 12g3-2(b)

Please see attached ASX announcements made on the 26 July, 2002.

Yours faithfully

Per.

Angus Craig
Company Secretary

8/19

VIROTEC International Ltd

NEWS ANNOUNCEMENT
25 July 2002

VIROTEC ANNOUNCES PORTUGUESE CONTRACT

Virotec International Ltd (ASX/ AIM: VTI) announces that it has signed its first contract for mine-site remediation work in Europe. The contract calls for Virotec to treat an acid-mine-water body at Agua Forte near Aljustrel in Southern Portugal, for "EXMIN" (Companhia de Industria e Servicos Mineiros e Ambientais SA).

Executive Chairman, Mr Sheeran states, "Although this is a small contract, the Company views it as significant as it allows us to demonstrate that we can treat heavily contaminated water at a cost of 2,850 Euros ($AUD 5,258) per mega litre. We know of no other technology that could, practically or economically, clean this water. The contract is also significant because it completes an extensive due diligence process undertaken by EXMIN and clearly demonstrates to EXMIN, EDM (Empresa de Desenvolvimento Mineiro, S.A), and the Portuguese Government, the efficacy and appropriateness of Virotec's technology for future remediation work.

Virotec believes that the successful completion of this contract will open up further opportunities which should lead to the company treating many significantly larger, abandoned water bodies in Portugal. We believe there are excellent opportunities to convert many millions of litres of dead water into living water and to supply useable water for irrigation and other purposes in a country with substantial water shortages."

Specialising in geosciences, engineering and environmental science, EXMIN is the principal company responsible for rehabilitating abandoned mine sites in Portugal under the auspices and leadership of the Ministry of Environment (Rehabilitation Programme for Abandoned Mining Sites - PRAAMA).

EXMIN is also part of EDM Group, the public company that represents the interests of the Portuguese State in the mining sector. EDM was established in September 1990 following the privatisation of the Portuguese State owned sector and today EDM is the major shareholder in, among others, SOMINCOR, PIRITES ALENTEJANAS and EMPRESA NACIONAL DE URÂNIO, which are involved in copper, tin, zinc, lead, uranium and industrial minerals mining operations in Portugal.

Portugal has a mining tradition going back thousands of years, clearly substantiated by the existence of countless tailings dams, mining ponds and remains of abandoned mining operations. Some of the mining operations were developed during the industrial revolution, from the last quarter of the 19th century to the middle of the 20th century, and are characterised by the intensive development and environmental neglect that was the practice at the time.

The Agua Forte water is the most highly contaminated AMD water Virotec has ever analysed (see table below). Virotec has committed to treat the 20,000 cubic metre water body to Portuguese wastewater standards as defined in regulation DL 236/98, annex XVIII.

The treatment will involve the sequential use of three new ViroMine reagents (Neutra B™, Acid B™ and Acid-B Extra™), developed by Virotec from Bauxsol™ technology for use in mine-site remediation. The project will be conducted with TerraPlus Engenharia do Ambiente e Fiscalizacao Lda ("TerraPlus")

Successful completion of the EXMIN contract will be worth approximately 57,000 Euros (approximately $AUD 105,000).

The following analysis highlights the extreme degree of contamination:

PARAMETER	BEFORE TREATMENT	TARGET AFTER TREATMENT
pH	2.35	6.0 - 8.5
ALUMINIUM (mg/L)	990	<1.00
ARSENIC (mg/L)	9.6	<1.00
CADMIUM (mg/L)	1.4	<0.1
CHROMIUM (mg/L)	0.3	<0.02
COBALT (mg/L)	3.9	<0.02
COPPER (mg/L)	250	<0.2
IRON (mg/L)	4,620	<0.2
MANGANESE (mg/L)	84.1	<2.0
NICKEL (mg/L)	1.2	<0.2
LEAD (mg/L)	0.56	<0.05
ZINC (mg/L)	560	<5.0

For further information go to www.virotec.com

Or contact:
Angus Craig
Company Secretary
Virotec International Ltd
+61 755 300 014

Notes to editors